ACCESSOR FUNDS, INC.
                              INVESTOR CLASS SHARES

                            SHAREHOLDER SERVICE PLAN


         This shareholder service plan (the "Shareholder Service Plan") is adopted as of February 19, 1998, by Accessor Funds, Inc., a corporation organized under the laws of the State of Maryland, (the "Fund"). The Fund is a registered, open-end management company with eight diversified portfolios (each a "Portfolio" and collectively, the "Portfolios"). The Fund adopts this Shareholder Service Plan on behalf of a class of shares (the "Investor Class Shares") of its Portfolios as set forth in Schedule A, as amended from time to time, subject to the following terms and conditions:

         Section 1.  Service Agreements; Annual Fees.

         Shareholder Service Agreements. The Fund is authorized to enter into shareholder service agreements on behalf of the Portfolios (the "Shareholder Service Agreements"), with financial institutions, retirement plans, broker-dealers, depository institutions, institutional shareholders of record, registered investment advisers and other financial intermediaries and various brokerage firms or other industry recognized service providers of fund supermarkets or similar programs (collectively "Service Organizations") who provide personal and/or account maintenance services to their clients (the "Clients") who may from time to time beneficially own Investor Class Shares of the Portfolios of the Fund as set forth in this Shareholder Service Plan. The form of the Shareholder Service Agreements has been approved by the Board of Directors of the Fund (the "Board of Directors") and each Shareholder Service Agreement shall be ratified by the Board of Directors at the next quarterly meeting.

         Shareholder Service Fee. The Fund, on behalf of each Portfolio, will pay directly to Service Organizations a non-distribution related shareholder service fee under the Shareholder Service Plan, in combination with amounts paid for distribution related services pursuant to the Fund's Investor Class Shares Distribution Plan, an annual rate not to exceed 0.25% of the average daily net assets of the Portfolios attributable to the Investor Class Shares beneficially owned by the Clients of the Service Organizations (the "Service Fee"). Provided, however, that no Portfolio shall directly or indirectly pay any amounts that exceed any applicable limits imposed by law or the National Association of Securities Dealers, Inc. (the "NASD"). Further provided, however, if the NASD adopts a definition of "service fee" for purposes of 2830 of the NASD Conduct Rules that differs from the definition of "service fee" as presently used, or if the NASD adopts a related definition intended to define the same concept, the definition of "service fee" as used herein shall be automatically amended to conform to the NASD definition.

         Payment of Fees. The Service Fees will be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors may determine by each Portfolio with respect to the Investor Class Shares at the annual rates indicated above.

         Section 2.  Expenses Covered by the Shareholder Service Plan.

         Non-distribution related Service Fees may be used for payments to Service Organizations who provide personal and/or account maintenance services to their Clients who may from time to time beneficially own Investor Class Shares of the Portfolios of the Fund to the extent the Service Organization is permitted to do so under applicable statutes, rules and regulations. By way of example, such services may include some or all of the following: (i) shareholder liaison services; (ii) providing information periodically to Clients showing their positions in Investor Class Shares and integrating such statements with those of other transactions and balances in Clients' other accounts serviced by the Service Organizations; (iii) responding to Client inquiries relating to the services performed by the Service Organizations; (iv) responding to routine inquiries from Clients concerning their investments in Investor Class Shares; and (v) providing such other similar services to Clients as the Fund may reasonably request to the extent the Service Organizations are permitted to do so under applicable statutes, rules and regulations.

         Section 3.  Approval of Directors.

         Neither the Shareholder Service Plan nor any related agreements will take effect until approved by a majority of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons (as such term is defined under the Investment Company Act of 1940, as amended, by the Securities and Exchange Commission) of the Fund and who have no direct or indirect financial interest in the operation of the Shareholder Service Plan or in any Shareholder Service Agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Shareholder Service Plan and the related Shareholder Service Agreements.

         Section 4.  Continuance of the Shareholder Service Plan.

         The Shareholder Service Plan will continue in effect until February 1999, and thereafter for successive twelve-month periods: provided, however, that such continuance is specifically approved at least annually by the Directors of the Fund and by a majority of the Qualified Directors, in the manner described in Section 3 above.

         Section 5.  Termination.

         The Shareholder Service Plan may be terminated at any time with respect to a Portfolio by a vote of the Qualified Directors. The Shareholder Service Plan may remain in effect with respect to a Portfolio even if the Shareholder Service Plan has been terminated in accordance with this Section 5 with respect to any other Portfolio.

         Section 6.  Amendments.

         No material amendment to the Shareholder Service Plan may be made unless approved by the Portfolio's Board of Directors in the manner described in
Section 3 above.

         Section 7.  Written Reports.

         In each year during which the Shareholder Service Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by a Portfolio pursuant to the Shareholder Service Plan or any related Shareholder Service Agreement will prepare and furnish to the Board, and the Board will review, at least quarterly, written reports which set out the amounts expended under the Shareholder Service Plan and the purposes for which those expenditures were made.

         Section 8.  Preservation of Materials.

         The Fund will preserve copies of the Shareholder Service Plan, any Shareholder Service Agreement relating to the Shareholder Service Plan and any report made pursuant to Section 7 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Shareholder Service Plan, Shareholder Service Agreement or report.



Dated:  February 19, 1998.
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                                   SCHEDULE A


         This Shareholder Service Plan shall be entered into with respect to the Investor Class shares of the following Portfolios of Accessor Funds, Inc.:

Growth Portfolio
Value and Income Portfolio
Small to Mid Cap Portfolio
International Equity Portfolio
Intermediate Fixed-Income Portfolio
Short-Intermediate Fixed-Income Portfolio
Mortgage Securities Portfolio
U.S. Government Money Portfolio